UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number: 001-38237

Sea Limited

1 Fusionopolis Place, #17-10, Galaxis

Singapore 138522

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This amendment to Form 6-K (“Form 6-K/A”) clarifies the press release issued on February 28, 2018 by the Company which, among other things, stated the following:

“The Company has amended its Amended and Restated Incentive Plan (the “Plan”), effective on February 24, 2018, to increase the maximum number of its Class A ordinary shares (“Ordinary Shares”) that may be delivered under the Plan from 53,000,000 shares to 83,000,000 shares (the “ESOP Pool Size”), and to increase the ESOP Pool Size on the first day of year 2019, 2020, 2021 and 2022 by 5% of the total number of Ordinary Shares outstanding on that day immediately before such annual increase.”

The above sentence is amended as follows:

“The Company has amended its Amended and Restated Incentive Plan (the “Plan”), effective on February 24, 2018, to increase the maximum number of its Class A ordinary shares that may be delivered under the Plan from 53,000,000 shares to 83,000,000 shares (the “ESOP Pool Size”), and to increase the ESOP Pool Size on the first day of year 2019, 2020, 2021 and 2022 by 5% of the total number of ordinary shares of all classes of the Company outstanding on that day immediately before such annual increase.”

Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in the Form 6-K, or reflect any events that have occurred after the Form 6-K was originally filed. The Form 6-K, as amended by this Form 6-K/A, continues to speak as of the initial filing date of the Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sea Limited

By:	/s/ Forrest Xiaodong Li
Name:	Forrest Xiaodong Li
Title:	Chairman and Group Chief Executive Officer

Date: March 28, 2018